UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

F.N.B. Corporation Progress Savings 401(k) Plan

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation

Progress Savings 401(k) Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

F.N.B. Corporation Progress Savings 401(k) Plan

Hermitage, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 20, 2013

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$34,026	—
Investments, at fair value:
Stable Value Common Trust Fund	18,254,745	—
Guaranteed Income Fund	—	16,642,826
Mutual funds	62,826,163	12,913,440
Interest in pooled separate accounts	–	36,400,007
F.N.B. Corporation common stock	34,354,157	32,525,398

Total investments	115,435,065	98,481,671

Receivables:
Employer contributions	4,869,848	4,157,149
Participant contributions	292,838	—
Notes receivable from participants	3,558,985	2,880,285

Total receivables	8,721,671	7,037,434

Total assets and net assets, reflecting all investments at fair value	$124,190,762	$105,519,105

Adjustment from fair value to contract value for fully benefit-responsive contracts	(752,425)	—

Net Assets Available for Benefits	$123,438,337	$105,519,105

See accompanying notes.

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	2012	2011
Investment income:
Dividend and interest income	$3,738,995	$1,989,221
Net appreciation in fair value of investments	3,425,176	2,411,516

Total investment income	7,164,171	4,400,737

Contributions:
Participant	8,203,009	7,541,462
Participant rollover	3,825,827	1,526,891
Employer	9,135,523	7,999,837

Total contributions	21,164,359	17,068,190

Deductions:
Distributions to participants or beneficiaries	10,275,001	6,176,557
Administrative expenses	134,297	17,814

Total other deductions	10,409,298	6,194,371

Net increase	17,919,232	15,274,556
Net assets available for benefits:
Beginning of year	105,519,105	90,244,549

End of year	$123,438,337	$105,519,105

See accompanying notes.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC, First National Insurance Agency, LLC, Bank Capital Services LLC, and F.N.B. Payroll Services, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.

As a result of the Corporation acquiring Parkvale Financial Corporation (Parkvale) effective January 1, 2012, employees who were active participants in the defined contribution plans of Parkvale were permitted to immediately participate in the Plan. As of December 31, 2012, all of the assets have been distributed from the Parkvale 401(k) defined contribution plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of Plan (continued)

Contributions

Eligible employees may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have two percent of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan.

The Corporation matches 100% of a participant’s elective pre-tax contribution, up to 4% of the participant’s compensation. The amount of matching contribution is a discretionary percentage and may be changed at any time. The Corporation may make additional contributions to the Plan unrelated to pre-tax contributions made by participants. The Corporation may make an automatic contribution to the Plan of three percent of a participant’s compensation and may also make a performance-based contribution to the Plan of up to two percent of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The automatic contribution and the performance-based contribution will only be made on behalf of eligible employees who are employed by the Corporation on the last day of the Plan year, or retire during the Plan year and meet various other conditions. Performance-based contributions amounted to 0.76% and 0.71% of eligible compensation for 2012 and 2011, respectively.

Matching contributions, automatic contributions, and performance-based contributions are made in the form of shares of F.N.B Corporation common stock.

Effective August 31, 2012, T. Rowe Price Trust Company (TRP) was appointed trustee for all Plan assets, except F.N.B. Corporation common stock. First National Trust Company is the trustee for F.N.B. Corporation common stock held by the Plan. TRP replaced Prudential Retirement Insurance and Annuity Company (Prudential). All investments of the Plan, except for F.N.B. Corporation common stock, were liquidated on August 30, 2012, by Prudential. The proceeds from liquidation were reinvested the following business day in investment options offered by TRP.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of Plan (continued)

Dividends on F.N.B. Corporation Common Stock

Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

Participant Accounts

Each participant’s account is credited with their voluntary contribution and the employer’s matching, automatic and performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid semi-monthly at the end of each payroll period. The automatic and performance-based contributions, if any, are paid within 90 days after the end of the plan year.

Vesting

Participants are immediately vested in their voluntary contribution, employer’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the employer’s automatic and performance-based contributions and actual earnings thereon after three years of service.

Participants become 100% vested when attaining the age of 65 or in the event of death or permanent disability.

Forfeitures

Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future employer contributions. For the years ended December 31, 2012 and 2011, forfeitures totaled $144,391 and $127,381, respectively. Forfeitures of $50,000 and $120,000 were used to reduce employer contributions for 2012 and 2011, respectively.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of Plan (continued)

Payment of Benefits

Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.

The Plan permits withdrawals before separation of service under certain circumstances. Pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code) and other sources of funds, including plan loans, are not available. Also, after reaching age 59 and one-half, participants may withdraw all or a portion of a vested account balance.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the plan. At December 31, 2012 and 2011, the Plan held an indirect interest and a direct interest, respectively, in such contracts through its investment in a stable value fund and fully benefit-responsive contract, respectively. An adjustment from fair value to contract value of ($752,425) is presented in the statement of net assets available for benefits at December 31, 2012 (none at December 31, 2011, as it was determined that there was no difference between fair value and contract value).

Income from investment contracts is recorded at the contract rate which is determined in accordance with contract terms.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.

Purchases and sales of securities are recorded on a trade-date basis.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Contributions

Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions are generally made within 90 days following the plan year end.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standards

Amendments to Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (IFRSs). The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices. The amendments result in common fair value measurement and disclosure requirements in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Many of the previous fair value requirements are not changed by this standard. The amendments in this standard are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. Adoption of this standard did not have a material effect on the financial statements of the Plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at fair value for the year ended December 31, 2012:

Issuer	Description of Investment	2012
F.N.B. Corporation	F.N.B. Corporation common stock*	$34,354,157

	Collective Trust
T. Rowe Price Trust Company	Stable Value Common Trust Fund	18,254,745

	Mutual fund investments
Dodge & Cox	Dodge & Cox Income	10,331,870
Harbor	Harbor International Institutional	8,630,754
Vanguard	Vanguard Institutional Index I	7,182,064

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at fair value for the year ended December 31, 2011:

Issuer	Description of Investment	2011
F.N.B. Corporation	F.N.B. Corporation common stock*	$32,525,398

	Investment contract
Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	16,642,826

	Pooled separate accounts
Prudential Retirement Insurance and Annuity Co.	Core Plus Bond/PIMCO	8,231,586
	Dryden S&P 500 Index Fund	6,208,529

	Mutual fund investments
American Funds	EuroPacific Growth Fund	6,696,337

*Includes nonparticipant-directed investments

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

3. Investments (continued)

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Pooled separate accounts	$3,629,667	$(173,768)
Mutual funds	2,661,989	(1,356,561)
Common stock	(2,866,480)	3,941,845

	$3,425,176	$2,411,516

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the employer’s automatic and performance-based contributions of F.N.B. Corporation common stock is as follows. These amounts contain both participant-directed and nonparticipant-directed stock as the nonparticipant-directed amounts cannot be separately identified.

	December 31
	2012	2011
Investments, at fair value:
F.N.B. Corporation common stock	$28,934,269	$27,083,572

	Year Ended December 31
	2012	2011
Beginning balance	$27,083,572	$17,508,946
Changes in net assets:
Employer contributions	8,571,671	7,568,459
Net appreciation (depreciation) in fair value of investments	(2,947,609)	3,246,121
Dividends	1,581,727	1,072,821
Distributions to participants or beneficiaries	(2,298,037)	(1,437,403)
Transfers to participant-directed investments	(3,044,501)	(874,513)
Administrative expenses	(12,554)	(859)

Ending balance	$28,934,269	$27,083,572

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

—quoted prices for similar assets or liabilities in active markets;

—quoted prices for identical or similar assets or liabilities in inactive markets;

—inputs other than quoted prices that are observable for the asset or liability;

—inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2012 and 2011.

F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.

Mutual funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations on national exchanges.

Pooled separate accounts: The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Each of the pooled separate accounts invests in a single, open-ended mutual fund which is generally identified in the name of the pooled separate account. The investment strategies of these pooled separate accounts are consistent with each of the mutual funds identified in the name of the fund. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Stable value common trust fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the (Level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for daily redemptions by the plan at reported net asset value per share.

Guaranteed income fund: The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturities, the frequency of the re-setting of contractual interest rates to market rates, the credit quality of the issuer, and the liquidity of the contract (See Note 6). In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	34,354,157	—	—	34,354,157
Mutual fund investments
Bond mutual fund	10,331,870			10,331,870
U.S. equity growth funds	9,613,463	—	—	9,613,463
U.S. small-cap equity index funds	8,969,346	—	—	8,969,346
U.S. mid-cap equity index funds	8,773,696	—	—	8,773,696
U.S. large-cap equity index funds	7,182,064	—	—	7,182,064
International equity index funds	8,630,754	—	—	8,630,754
Other mutual (real estate) funds	1,155,447	—	—	1,155,447
Retirement target date funds (2005-2055)	8,169,523	—	—	8,169,523
Stable Value Common Trust Fund	—	18,254,745	—	18,254,745

Total investments at fair value	$97,180,320	$18,254,745	—	$115,435,065

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Bond mutual fund	$—	$8,231,586	$—	$8,231,586
Mid-cap equity funds	—	6,706,853	—	6,706,853
Small-cap equity funds	—	6,763,357	—	6,763,357
S&P index fund	—	6,208,529	—	6,208,529
Retirement goal income funds (2011 – 2050)	—	5,266,865	—	5,266,865
Large-cap equity funds	—	3,222,817	—	3,222,817
F.N.B. Corporation common stock	32,525,398	—	—	32,525,398
Mutual fund investments
U.S. equity growth funds	10,935,039	—	—	10,935,039
U.S. small- and mid-cap equity index funds	1,329,823	—	—	1,329,823
Other mutual (real estate) funds	648,578	—	—	648,578
Guaranteed Income Fund	—	—	16,642,826	16,642,826

Total investments at fair value	$45,438,838	$36,400,007	$16,642,826	$98,481,671

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and 2011:

Level 3 Assets Guaranteed Income Fund
Balance at January 1, 2011	$15,655,002
Interest income on investment contract held at end of year	448,483
Purchases	3,199,856
Redemptions	(2,660,515)

Balance at December 31, 2011	16,642,826
Interest income on investment contract held at end of year	316,622
Purchases	3,059,724
Redemptions	(20,019,172)

Balance at December 31, 2012	$—

The fair value of the employer contributions receivable approximates the carrying value based upon its short-term nature. The carrying value of the notes receivable from participants is not practicable to determine as the amounts are not transferable.

6. Group Investment Contract

At December 31, 2011, the Plan held a direct interest in a fully benefit-responsive investment contract with Prudential. Prudential maintains Plan contributions in a general account. Repayment of contract value is a financial obligation of and is based on the claims-paying ability of Prudential. There are no specific securities that back the value of the investment contract.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

6. Group Investment Contract (continued)

Because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available attributable to the investment contract. Since contract value is the only value applicable to this account, contract value is presented on the statement of net assets available for benefits. A fair value adjustment is not applicable to this investment contract. Contract value represents Plan contributions, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of Prudential. The crediting interest rate is based on a formula agreed upon with Prudential, but it may not be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting.

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow Prudential to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid within 90 days or over time.

Average yields:

Based on interest rate credited to participants (1)	2.90%
Based on actual earnings – actual average yield (2)	2.90%

(1)	Calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year fair value.

(2)	Calculated by dividing the earnings credited to the Plan on the last day of plan year by the end of plan year fair value.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated July 17, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.

8. Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The First National Trust Company is the trustee for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $129,953 and $24,139 for plan years 2012 and 2011, respectively.

Certain plan investments were interests in a fully benefit-responsive contract (Guaranteed Income Fund) and units of participation in pooled separate accounts managed by Prudential. Prudential was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) and certain mutual funds managed by T. Rowe Price. T. Rowe Price is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2012 and 2011, the Plan held an aggregate of 3,234,855 and 2,875,809 shares of F.N.B. Corporation common stock valued at $34,354,157 and $32,525,398, respectively. Dividends received on F.N.B. Corporation common stock were $1,728,984 and $1,264,499 for plan years 2012 and 2011, respectively. Notes receivable from participants are also considered party-in-interest transactions.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 to the Form 5500:

2012
Net assets available for benefits per the financial statements	$123,438,337
Adjustment from fair value of investment in stable value common trust fund to contract value	752,425

Net assets per the Form 5500	$124,190,762

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2012 per the financial statements to the net income reported in the 2012 Form 5500:

2012
Increase in net assets available for benefits per the financial statements	$17,919,232
Change in adjustment from estimated fair value of investment in stable value common trust fund to contract value	752,425

Net gain per the Form 5500	$18,671,657

Supplemental Schedules

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN#25-1255406        Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

31-Dec-12

(b) Identity of Issue, Borrower, (a) Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value

* T. Rowe Price Trust Company	T. Rowe Price Stable Value Common Trust Fund	*	*	18,254,745
JPMorgan	JPMorgan Mid Cap Value Select	*	*	4,929,969
Goldman Sachs	Goldman Sachs Small Cap Value Instl	*	*	4,789,522
Goldman Sachs	Goldman Sachs Growth Opportunities Instl	*	*	2,711,542
Dodge & Cox	Dodge and Cox Stock Fund	*	*	4,346,123
Dodge & Cox	Dodge and Cox Income	*	*	10,331,870
Vanguard	Vanguard Mid Cap Index Inv	*	*	1,132,185
Vanguard	Vanguard Small Cap Index Inv	*	*	889,852
Vanguard	Vanguard Institutional Index I	*	*	7,182,064
Harbor	Harbor International Instl	*	*	8,630,754
Harbor	Harbor Captial Appreciation Instl	*	*	5,065,783
Eagle Funds	Eagle Small Cap Growth R5	*	*	3,289,972
Schwab Funds	Schwab Total Stock Market Index	*	*	201,556
Nuveen	Nuveen Real Estate Securities I	*	*	1,155,447
* T. Rowe Price	Retirement Income Fund	*	*	253,222
* T. Rowe Price	Retirement 2005 Fund	*	*	53,728
* T. Rowe Price	Retirement 2010 Fund	*	*	823,943
* T. Rowe Price	Retirement 2015 Fund	*	*	556,668
* T. Rowe Price	Retirement 2020 Fund	*	*	2,836,617
* T. Rowe Price	Retirement 2025 Fund	*	*	383,000
* T. Rowe Price	Retirement 2030 Fund	*	*	1,941,489
* T. Rowe Price	Retirement 2035 Fund	*	*	12,717
* T. Rowe Price	Retirement 2040 Fund	*	*	1,018,051
* T. Rowe Price	Retirement 2045 Fund	*	*	11,083
* T. Rowe Price	Retirement 2050 Fund	*	*	248,733
* T. Rowe Price	Retirement 2055 Fund	*	*	30,273

				62,826,163
* F.N.B. Corporation	Common stock – nonparticipant directed	$37,775,413		28,934,269
	Common stock – participant directed	*	*	5,419,888

				34,354,157
* Participant Loans	Interest rates ranging from 2.25% to 8.25% maturing through 2017	*	*	3,558,985

				$118,994,050

*	Indicates party in interest to the Plan.
**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN #25-1255406        Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2012

(a) Identity of Party Involved	(b) Description of Assets Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets

FNB Corporation	Common Stock	$10,671,919		$10,671,919	$10,671,919
FNB Corporation	Common Stock		$(5,976,680)	$(6,216,904)	$(5,976,680)	$(240,224)

There were no category (i), (ii), or (iv) reportable transactions during 2012.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 20, 2013	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer